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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC
Mail Processing Section

MAR 1 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68231

4/4/6 2

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/12_____ AND ENDING _____12/31/12_____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Syndicated Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

        1299 Ocean Avenue Second Floor
                                (No. and Street)
        Santa Monica   California   90401
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        Faith Lee   310-255-4490
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
                Brian W. Anson
                   (Name – if individual, state last, first, middle name)
   18425 Burbank Blvd., #606   Tarzana   California   91356
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒   Certified Public Accountant

     ☐   Public Accountant

     ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Faith Lee_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Syndicated Capital, Inc._____ , as of _____December 31_____, 2012_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1.
2.
3.
4.
5.
6.

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

K. PAMELA LEE
Commission # 2005687
Notary Public - California
Los Angeles County
My Comm Expires Jan 31, 2017

Commission # 2005687
Notary Public - California
Los Angeles County
Jan 31, 2017

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this __26__ day of __February__ , 20_13_ ,
       Date   Month   Year
by

(1) __FAITH LEE__ ,
        Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2) _____ ,
        Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature __K. Pamela Lee__
              Signature of Notary Public

──────────────── OPTIONAL ────────────────

*Though the information below is not required by law, it may prove valuable
to persons relying on the document and could prevent fraudulent removal
and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document: __ANNUAL AUDITED REPORT__

Document Date: _____ Number of Pages: __2__

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

© 2010 National Notary Association • NationalNotary.org • 1-800-US NOTARY (1-800-876-6827)   Item #5910

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Directors
Syndicated Capital, Inc.
Santa Monica, California 90401

I have audited the accompanying statement of financial condition of Syndicated Capital, Inc. as of December 31, 2012 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also included evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evident I have obtained is sufficient and appropriate to provide a basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Syndicated Capital, Inc. as of December 31, 2012 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on Schedules I-IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived form and relates directly to the underlying accounting and other records used to prepare the financials statements. The information in Schedules I-IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I-IV is fairly stated in all material respects in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 25, 2013

SYNDICATED CAPITAL, INC.

Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	834,490
Accounts receivable		624,013
Receivable from clearing organizations		117,749
Deposits from clearing organizations		150,934
Marketable securities, at market value		201,031
Fixed assets		
net of accumulated depreciation of $28,938		-
Other assets		106,334
Total assets	$	2,034,551

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable		8,554
Commissions payable		207,524
Payable to clearing organizations		15,209
Total liabilities	$	231,287

STOCKHOLDERS' EQUITY:

Common stock, $1 par value. 200,000 shares		
authorized, 112,000 shares issued, and outstanding		112,000
Additional paid in capital		450,000
Retained earnings		1,241,264
Total stockholders' equity		1,803,264
Total liabilities and stockholders' equity	$	2,034,551

SYNDICATED CAPITAL, INC.

Statement of Income
For the year ended December 31, 2012

REVENUES:

Commissions	$ 3,364,489
Interest and dividend income	21,992
Gain on investments	201,087
Other income	376,362
Total income	3,963,930

EXPENSES:

Clearing fees	139,191
Commissions	2,380,009
Communications	1,554
Employee compensation and benefits	545,463
Legal and professional	94,961
Occupancy	18,537
Other operating expenses	222,953
Total expenses	3,402,668

INCOME BEFORE INCOME TAXES	561,262

INCOME TAX PROVISION (Note 2)

Income tax expense	12,240

NET INCOME	$ 549,022

The accompanying notes are an integral part of these financial statements

SYNDICATED CAPITAL, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2012

	Common Stock	Additional Paid-in-capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2012	$ 112,000	$ 450,000	$ 1,292,242	$ 1,854,242
Withdrawals			(600,000)	$ (600,000)
Net income			549,022	549,022
Ending balance December 31, 2012	$ 112,000	$ 450,000	$ 1,241,264	$ 1,803,264

SYNDICATED CAPITAL, INC.

Statement of Cash Flows
For the year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 549,022
Adjustments to reconcile net income to	
net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(414,324)
Receivable from clearing organizations	(63,732)
Deposits with clearing organizations	13
Marketable securities, at market value	148,739
Other assets	131,239
Increase (decrease) in:	
Accounts payable	(12,292)
Commissions payable	29,735
Due to affiliate	(12,293)
Payable to clearing organizations	(207,579)
Total adjustments	(400,494)
Net cash provided by operating activities	148,528

CASH FLOWS FROM FINANCING ACTIVITIES

Withdrawals	(600,000)
Net cash used in financing activities	(600,000)
Increase in cash	(451,472)
Cash-beginning of period	1,285,962
Cash-end of period	$ 834,490

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$ -
Income taxes	$ 12,240

SYNDICATED CAPITAL, INC.

Notes to Financial Statements
December 31, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Syndicated Capital, Inc (the "Company") was registered as an introducing broker-dealer under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by clearing organizations. The Company does not hold customer funds and/or securities.

The Company primarily earns commissions through the sale of equities, mutual funds, variable annuities, and private placements. The Company has about 2,700 clients located throughout the United States. No one client comprises a significant revenue source.

Summary of significant accounting policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The company includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis, including proprietary investment transactions.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight line method.

Notes to Financial Statements
December 31, 2012

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
(Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to S Corporation. There is no financial impact to these financial statements.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income, " which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2012.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Notes to Financial Statements
December 31, 2012

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co.; who carries the accounts of the customers of the Company. The Company has deposited $100,000 with its clearing firm as security for its transactions with them. The balance at December 31, 2012, includes interest earned for a deposit total of $100,796. The Company also maintains other cash and money market accounts at the clearing organization.

The Company entered into a similar agreement with Wedbush Morgan Securities, whereby the Company is required to maintain a deposit with them having a market value of at least $50,000. The balance at December 31, 2012, includes interest earned for a deposit total of $50,138.

Note 3: RECEIVABLE FROM NON-CUSTOMERS, NET

Net non-customer receivables consist of various receivables from current and former brokers, which are unsecured, non-interest bearing and due on demand. The account is recorded net of an allowance for bad debts of $121,948, due to the default on a note receivable from a former broker.

Note 4: EQUIPMENT, NET

Equipment as of December 31, 2011 consists of the following:

		Life in years
Equipment	$ 28,938	5
Less accumulated depreciation	(28,938)	
	$ 0.00	

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note1), the Company has elected the S Corporate Tax status, therefore no Federal Income Tax provision is provided.

The tax provision at December 31, 2012 consists of the following:

California	$ 7,500
Other states	4,740
Total Income Tax Provision	$ 12,240

Note 6: RELATED PARY TRANSACTIONS

The Company shares facilities with an investment advisory firm whose chairman is one of the Company's shareholders. The Company helps distribute a mutual fund for which the investment advisory firm is an investment advisor. The Company receives less than 1% of its revenue from this investment advisory firm.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its offices in California through November 16, 2012. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2013	12,900

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012 the Company had net capital of $1,317,946, which was $1,217,946 in excess of its required net capital of $100,000, and the Company's ratio of aggregate indebtedness ($231,287) to net capital was 0.18 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

SYNDICATED CAPITAL, INC.
Statement of Net Capital
Schedule I
For the year ended December 31, 2012

	Focus 12/31/12	Audit 12/31/12	Change
Stockholders' equity, December 31, 2012	$ 1,803,264	$ 1,803,264	$ -
Subtract - Non allowable assets:			
Accounts receivable	85,507	85,507	-
Marketable securities, at market value	201,031	201,031	
Other assets	106,334	106,334	-
Tentative net capital	1,410,392	1,410,392	-
Haircuts	92,446	92,446	-
NET CAPITAL	1,317,946	1,317,946	-
Minimum net capital	100,000	100,000	
Excess net capital	$ 1,217,946	$ 1,217,946	-
Aggregate indebtedness	231,287	231,287	-
Ratio of aggregate indebtedness to net capital	0.18	0.18	

There were no reported differenced
between the audit and Focus filed at
December 31, 2012.

The accompanying notes are an integral part of these financial statements

SYNDICATED CAPITAL, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2012

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(ii) exemptive provision.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member. address. Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

> 044162 FINRA DEC
> SYNDICATED CAPITAL INC 19*19
> 1299 OCEAN AVE 2ND FL
> SANTA MONICA CA 90401-1038

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __7064__

B. Less payment made with SIPC-6 filed (exclude interest) (__3586__)

   __JULY 31, 2012__
   Date Paid

C. Less prior overpayment applied (_____)

D. Assessment balance due or (overpayment) _____

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

F. Total assessment balance and interest due (or overpayment carried forward) $ __<1326>__

G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ __2152__

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

__SYNDICATED CAPITAL, INC.__
(Name of Corporation, Partnership or other organization)

__St__
(Authorized Signature)

Dated the __21__ day of __FEBRUARY__. 20 __13__.

__PRESIDENT__
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,963,929

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   3,963,929

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,138,147

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $ 2,825,782

2e. General Assessment @ .0025 $ 7,064

(to page 1, line 2.A.)

2

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Syndicated Capital, Inc.
Santa Monica, CA 90401

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Syndicated Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Syndicated Capital, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Syndicated Capital, Inc.'s management is responsible for the Syndicated Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 25, 2013

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Syndicated Capital, Inc.
Santa Monica, CA 90401

In planning and performing my audit of the financial statements of Syndicated Capital, Inc. for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Syndicated Capital, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Board of Directors
Syndicated Capital, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 25, 2013

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